Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: First Miami Bancorp, Inc.
Commission File No.: 001-35095
Date: March 15, 2023
Set forth below is an internal newsletter to employees of First Miami Bancorp, Inc. regarding the proposed merger of First Miami Bancorp, Inc., with and into United Community Banks, Inc.

United News
This week, United’s Senior Leadership Conference will be held in Greenville, SC. Two-hundred leaders from across the footprint will gather to hear from executives and guest speakers, learn more about our company, and meet teammates. This year’s theme is “Be the Heart,” and will focus on the heart of leadership.

Token Collection
An important process has begun for Treasury Management customers with ACH origination and/or online wire transfers. Customers with these services will need a token credential ID on file prior to conversion weekend to ensure they can continue sending ACH or wires. Our Treasury Management department has emailed instructions to complete this process to customers that will require a token credential ID. For questions about the token collection process, customers can email TM support at tmsupport@myprogressbank.com or call 256-319-3655.

Community Banking Team
Training Reminder:
See below for the updated training schedule for March.

• Thursday, March 16—In Branch Training for Birmingham (8:30-3:30)
• Thursday, March 16– In Branch Training for Inlet Beach (8:30-3:30)
• Friday, March 17– In Branch Training for Panama City (8:30-11:30)
• Monday, March 20 – In Branch Training for Daphne (8:30-5:00)
• Monday, March 20 – BPM Sole Proprietor WebEx Training (2:00-3:00)
• Tuesday, March 21 – In Branch Training for Daphne (8:30-5:30)
• Tuesday, March 21 – Loan Operations Center Orientation in Huntsville (8:00-12:00)
• Tuesday, March 21– Loan Workshop in Huntsville (1:00-5:00)
• Wednesday, March 22 – In Branch Training for Destin (8:30-5:00)
• Wednesday, March 22– Loan Operations Center Orientation in Huntsville (8:00-12:00)
• Wednesday, March 22 – Loan Workshop in Huntsville (1:00-5:00)
• Thursday, March 23– In Branch Training for Santa Rosa (8:30-5:00)
• Thursday, March 23– Loan Operations Center Orientation in Huntsville (8:00-12:00)
• Thursday, March 23– Loan Workshop in Huntsville (1:00-5:00)
• Friday, March 24– In Branch Training for Santa Rosa (8:30-11:30)
• Friday, March 24– Unity WebEx Training (10:00-11:00)

Training Reminders, Material, and WebEx links are being sent out the week before each training. Please contact Lauren Dubois at lauren_dubois@ucbi.com with any questions regarding training.

Conversion News
All Treasury Management customers will be receiving a Transition Guide on Wednesday, March 15 to support them through the integration of Progress Bank into United Community Bank. This Transition Guide will include United’s Treasury Management Terms and Conditions as well as instructions on how their services will be converted. The guide will also be made available electronically at ucbi.com/progress.

Reminder: Conversion Support Details call will be held on Wednesday, March 29th at 4:00PM EST. Agenda and materials will be provided to Progress employees prior to the call.

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

In connection with the proposed merger between United Community Banks, Inc. (“United”) and First Miami Bancorp, Inc. (“First Miami”), United intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of First Miami to be sent to First Miami’s shareholders seeking their approval of the merger agreement. The registration statement also will contain the prospectus of United to register the shares of United common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF FIRST MIAMI ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE A PART OF THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED OR FIRST MIAMI WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, FIRST MIAMI AND THE MERGER.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from United at the “Investor Relations” section of United’s website at www.ucbi.com. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or First Miami Bancorp, Inc., 5750 Sunset Drive, South Miami, FL 33143, Attn: Pablo Rodriguez, Telephone: (305) 662-5473.

PARTICIPANTS IN THE TRANSACTION

United and First Miami, and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from First Miami’s shareholders in favor of the approval of the merger agreement. Information about the directors and officers of United and their ownership of United common stock can be found in United’s definitive proxy statement in connection with its 2022 annual meeting of shareholders, as filed with the SEC on March 25, 2022, and other documents subsequently filed by United with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the transaction if and when it becomes available. Free copies of this document may be obtained as described above.